RosBusinessConsulting

RBC

RECEIVED
2006 JUL 21 P 2:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
File No: 82-34864

10.07.2006

06015373

SUPPL

Dear Sirs,

Please find attached the following document of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. A press release: 'Microsoft and RBC Soft join efforts to promote portal technologies'.

PROCESSED
JUL 25 2006
THOMSON FINANCIAL

Sincerely yours,

p.p. [signature] (Maria Sorokina)

Natalia Makeeva
Chief Investor Relations Officer

7/21

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: +7(495) 363-11-11, 363-11-22; fax: +7(495) 363-11-25.
Internet: http://www.rbc.ru

RBC **RosBusinessConsulting**

Microsoft and RBC Soft join efforts to promote portal technologies

Moscow, July 10, 2006 – RBC Soft, a subsidiary of OAO RBC Information Systems (RTS, MICEX: RBCI) has announced about entering into a partnership agreement with Microsoft for joining efforts to promote portal technologies as part of the RBC Soft Portal solution.

RBC Soft has extensive experience in developing portal solutions based on Microsoft ® SharePoint® Portal Server. Similar systems have already been implemented at the Federal Customs Service of Russia, Federal Institute of Industrial Property, General Prosecutor's Office of Russia and other institutions. The newly signed agreement provides for a more active promotion of Internet and Intranet portals by joint efforts of the two companies.

"Nowadays, management principles, including those of state authorities, are changing in response to the development of information technologies. And portal systems of different levels are one of the essential elements in establishing the e-government. Hence, the two companies' efforts aimed at making portals more popular and widespread will foster cooperation between the authorities and business, and the public," said Dmitry Khalin, head of Partner Relations at Microsoft.

About Microsoft

Founded in 1975, Microsoft is the global leader in software, business solutions and Internet technology development for personal computers and servers. The company offers a wide range of software solutions for business and personal use intended to broaden the capabilities of an individual or a company through using state-of-the-art software at any given time, in any place and on any hardware.

Microsoft's representative office, established in Moscow in November 1992 (in July 2004, was changed into Microsoft Rus Ltd.), is responsible for software sales and promotion, development of the information technologies (IT) market and implementation and customization of cutting-edge technologies in Russia.

For further details about Microsoft and its products, please visit Microsoft web servers at: www.microsoft.com/rus (in Russian); www.microsoft.com (in English).

About RBC Soft

RBC Soft (www.rbcsoft.ru) is part of OAO RBC Information Systems (RTS, MICEX: RBCI) centered on corporate IT and Internet solutions. Government institutions and agencies, major banks and industrial enterprises, as well as other commercial organizations are among its clients, including Russia's Federal Customs Service, Economic Development and Trade Ministry, Federal State Statistics Service, Emergency Center of the Federal Atomic Energy Agency, Federal Education Agency, ROSNO, Gazprom, Golden Telecom, Metro Cash & Carry, the Bolshoi Theatre etc. In addition to developing its own solutions, RBC Soft is a certified partner of the leading global software vendors such as Microsoft, Oracle, Siebel, Hewlett Packard, Intel, IBM, Dell, SUN Microsystems, i2, Thawte, Verisign, Documentum etc.

RBC Soft employs around 300 professionals, many with scientific degrees. The company is ISO 9001:2000 (international quality management standard) certified.

*****

Brands and company names mentioned herein are brands of respective owners.

Investor contact: Maria Sorokina
Phone: +7 (495) 363 1111 (ext.2278), e-mail: msorokina@rbc.ru
Web: www.rbcinfosystems.com